

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Marcello Appella
Chief Financial Officer
GHST World Inc.
667 Madison Ave
5th Floor
New York, NY 10065

      Re: GHST World Inc.
          Form 10-K for the fiscal year ended June 30, 2023
          File No. 000-31705

Dear Marcello Appella:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Constantine Christakis